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May 14, 2007

Ms. Jill S. Davis,
   Branch Chief
      Division of Corporation Finance,
         Securities and Exchange Commission,
            100 F Street, N.E., Stop 7010,
               Washington, D.C. 20549.

Re:	Rio Tinto Group

Dear Ms. Davis,

            I refer to your letter dated May 3, 2007 to Mr. Guy Elliott of Rio Tinto plc and the telephone message from Mr. Kevin Stertzel on May 11, 2007 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by June 4, 2007.

            The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours, /s/ Kathryn A. Campbell Kathryn A. Campbell

cc:	Mr. Guy Elliott (Rio Tinto plc) Kevin Stertzel (Securities and Exchange Commission)

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